Exhibit 4.16

CERTAIN CONFIDENTIAL INFORMATION (MARKED BY BRACKETS AS “[***]”) HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS THE INFORMATION AS PRIVATE OR CONFIDENTIAL.

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) made with effect from the 12th day of December, 2016 (the “Effective Date”),

BETWEEN:

MEDICENNA THERAPEUTICS INC., a company duly incorporated pursuant to the laws of British Columbia and having its registered and records office located at 439 Helmcken Street, Vancouver, B.C., V6B 2E6 (“Company”)

AND:

ELIZABETH WILLIAMS, a Businesswoman, of [***] (the “Executive”)

WHEREAS:

A.         The Company is a biopharmaceutical company focused on the research, development and commercialization of IL-2, IL-4 and IL-13 cytokines, their mutants and fusions for the treatment of human diseases;

B.         The Company wishes to employ the Executive on a full-time basis and the Executive wishes to be so employed;

C.         The Company has a wholly-owned subsidiary, Medicenna Biopharma Inc. (‘MBI’), a company duly incorporated pursuant to the laws of Delaware and domiciled in the State of Texas, having an office in Houston, Texas;

D.         The Company conducts certain of its research and development activities through MBI and as a consequence the Executive will be required to spend a certain amount of time in Texas overseeing MBI’ s activities;

E.         The Company has appointed the Executive as the Chief Financial Officer of the Company; and

F.         The parties have agreed that the Executive’s employment shall be on the terms and conditions hereof;

THEREFORE, in consideration of the recitals, the following covenants and the payment of one dollar made by each party to the other, the receipt and sufficiency of which are acknowledged by each party, the parties agree on the following terms:

ARTICLE 1  ENGAGEMENT

1.1	Employment

The Company hereby employs the Executive as Chief Financial Officer of the Company, and the Executive accepts such employment.

ARTICLE 2  DUTIES

2.1	Performance of Duties

The Executive shall act as the Chief Financial Officer of the Company, and the Executive shall perform such services and duties as are normally provided by a Chief Financial Officer of a company in a business and of a size similar to the Company’s, and such other services and duties as may reasonably be assigned from time to time. The Executive shall, in exercising her powers and performing her functions, act honestly and in good faith and in the best interests of the Company, shall exercise the care, diligence and skill of a reasonably prudent person, shall devote such business time to the business and affairs of the Company as may be required to discharge her duties, and perform faithfully and efficiently such responsibilities. The Executive’s Supervisor (as defined hereafter) may vary the conditions, duties and functions of the Executive’s employment from time to time according to the Company’s operational and other needs provided that such variation does not require the Executive to move from the Province of Ontario or materially alter compensation or responsibilities. The Executive in performance of her duties shall continue to abide by all local, municipal, provincial, state and federal laws.

2.2	Other Boards or Committees

The Executive’s performance of reasonable personal, civic or charitable activities or the Executive’s service on any boards or committees of any private or public companies shall not be deemed to interfere with the performance of the Executive’s services and responsibilities to the Company pursuant to this Agreement, so long as the business of the private or public company is not involved in the research, development or commercialization of therapeutics that are in direct or indirect conflict with the Company’s own therapeutic programs or initiatives.

2.3	Principal Place of Work

The Executive shall perform her duties at various locations including the Company’s principal executive offices which are currently located at 391 Cortleigh Blvd., Toronto, ON M5N 1R4, or at such other location as shall be approved by the Board, provided that such location is within the Greater Toronto Area (“Principal Place of Work”). It is also acknowledged that the Executive will work from her home office and will also be required to attend MBI’s offices at 2450 Holcombe Blvd., Suite J, Houston, TX 77021, or at such other location as shall be approved by the Board, provided that such other location is within the State of Texas. The Company will provide the Executive with all office related tools necessary to perform her duties.

2.4	Reporting

The Executive shall report directly to the President and CEO of the Company with a dotted line to the Audit Committee.

2.5	Instructions

The Executive will, subject to the terms of this Agreement, comply promptly and faithfully with the reasonable and lawful instructions, directions, requests, rules and regulations of the Company.

2.6	Change of Control

In the event of a Change of Control, the Company shall continue to engage the Executive in the same capacity and with the same authority, responsibilities and status as she had as of the date immediately prior to the Change of Control.

For the purposes of this Agreement, a “Change of Control” shall be deemed to have occurred when:

(a)

a person, other than the current control person of the Company, if any, either alone or acting jointly or in concert with any person, beneficially owns, or exercises control or direction over, 50 per cent (50%) or more of the outstanding voting securities of the Company; or

(b)	a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company’s then-incumbent Board;

“person” includes an individual, corporation, partnership, party, trust, fund, association and any other organized group of persons and the personal or other legal representative of a person to whom the context can apply according to law.

ARTICLE 3  REMUNERATION AND BENEFITS

3.1	Annual Base Salary

The Company shall pay the Executive for her services under this Agreement an annual base salary (the “Annual Base Salary”) of $185,000, payable in equal semi-monthly installments on the first and fifteenth day of each month or on such payment schedule as may be mutually agreed by the parties. The Company shall make deductions at source of Income Taxes, Employment Insurance, Workers’ Compensation, Canadian Pension Plan and other contributions as required by provincial and federal regulations. The Annual Base Salary will be increased to $200,000 six months after the Effective Date or the Company no longer engages a financial executive consultant, whichever occurs first. Such increase shall be subject to approval by the Board of Directors.

3.2	Bonus

The Company will, within 120 days of the end of each fiscal year (April 1 — March 31), pay to the Executive an annual bonus, of up to 20 percent of the Annual Base Salary, based on the achievement of corporate, departmental and individual milestones agreed to by the Committee and the Executive at the beginning of that fiscal year. Within 120 days of the beginning of each fiscal year, the Committee and the Executive shall agree to milestones of the Company and the percentage bonus which will be awarded to the Executive based upon her achievement of the milestones. To qualify for the Annual Bonus, the Executive must be employed by the Company and actively working on the last date of the Company’s fiscal year that the Annual Bonus is based thereon. The Annual Bonus is prorated during the Executive’s first calendar year of employment.

3.3	Stock Options

The Company will grant the Executive stock options, in such amounts and exercisable at such prices as determined by the Board of Directors of the Company, and on the terms defined in the Company’s Stock Option Plan from time to time and at levels commensurate with the Executive’s position and performance.

3.4	Health Benefits

Subject to the Executive taking the necessary steps to ensure that the Executive (and, where applicable, the Executive’s eligible dependents) is properly registered under the plans, and subject to payment of costs payable by the Executive, where applicable, the Company shall provide the Executive, during the Executive’s employment, with dental and extended health benefits coverage (“Health Benefits”) in accordance with the various policies and procedures of the Company in effect from time to time. To the extent permissible by law and subject to the various plans and policies in effect from time to time, the Company shall extend dental and extended health benefits coverage to the Executive’s eligible dependents. Health Benefits for the Executive and eligible dependents shall begin as of the Effective Date or such other date as approved by the benefit carrier. In addition, the Executive will also be a beneficiary of the Company’s Healthcare Spending Account.

3.5	Officers Liability Insurance

Throughout the term of this Agreement, the Company shall use reasonably commercial efforts to provide the Executive with officer’s liability insurance appropriate to the stage of development of the Company and the nature of her responsibilities under this Agreement. In addition the, Company will indemnify the Executive for her duties as an officer of the Company, the details of which will be outlined in an Indemnity Agreement as approved by the Board of Directors.

3.6	Vacation

The Executive shall be entitled to four (4) weeks paid vacation for each fiscal year of the Company earned at a rate of one week for each completed quarter (three months) worked. In addition, the Executive shall be entitled to statutory holidays and the number of paid holidays provided for under the current policies and procedures of the Company.

The Executive’s entitlement to vacation shall not be cumulative from year to year and any portion not taken in any year may not be taken in any subsequent year, except with the express written approval of the President and CEO.

3.7	Other Benefits

In addition to any other compensation or benefits to be received by the Executive pursuant to this Agreement, the Executive shall be entitled to participate in all executive benefits which the Company may from time to time provide to its executives, including the granting of stock options, pension plans or other retirement savings plans as approved by the Board or Committee. The Executive will also be reimbursed for the annual cost of her CPA Canada and Ontario dues and be reimbursed for up to $3,000 annually for professional development related to her employment.

3.8	Leave of Absence

The Executive will also be entitled to take up to three weeks of unpaid leave of absence during the first year of the Executive’s employment in order to affect efficient transition at the Executives prior place of employment.

3.9	Overtime

The Executive is not entitled to any addition compensation for overtime hours worked.

3.10	Reimbursement of Expenses

The Executive shall be reimbursed for all reasonable out-of-pocket expenses incurred by the Executive in or about the execution of this Agreement, provided that the Executive provides the Company with copies of all underlying invoices, including travel, telephone costs, mobile phone costs and expenses with respect to each calendar month. Additionally, the Company will compensate the Executive for all reasonable expenses incurred when travelling on Company business including a per diem travelling expense of CAD$100 per day for travel within Canada or US$80 per day for international and US travel. All expenditures incurred by the Executive will be governed by the Company Travel Policy as approved by the Audit Committee. Except for parking expenses, travel from Executive’s home to the Principal Place of Work within the Greater Toronto Area will not be a reimbursable expense.

3.11	Annual Review

The Annual Base Salary shall be reviewed within 120 days of the end of each fiscal year of the Company by the Compensation Committee of the Board (the “Committee”), in consultation with the Executive, and shall be increased for the following fiscal year by such amount as is determined by the Board or the Committee, provided that in no event shall:

(a)	the salary be less than the salary payable in the previous fiscal year; and

(b)	the increase, in percentage terms, be less than the percentage increase in the Consumer Price Index, as published by Statistics Canada for the Greater Toronto Area, over the previous year.

ARTICLE 4  NON-SOLICITATION AND NON-COMPETITION

4.1	Non-Solicitation

During the term of this Agreement and for 12 months following the termination or expiration of this Agreement, the Executive shall not:

(a)

solicit the business, scientific, professional or other employment or consulting services of any person who is employed or engaged by the Company or any of its affiliates or who was so employed or engaged during any part of the 12 months immediately preceding the date of the Executive’s termination, excepting persons who normally provide services on a consulting basis to a number of clients or customers, such as accounting, legal, research and engineering firms, provided that this clause shall not prevent the Executive from hiring any person who voluntarily and without solicitation of any kind by or on behalf of the Executive seeks employment from the Executive;

(b)

advise any person or entity not to do business with the Company or any of its affiliates or otherwise take any action which may reasonably result in the relations between the Company or any of its affiliates and any of its employees, consultants or customers or potential employees, consultants or customers being impaired; or

(c)	assist any person to do anything set out in clause (a) or (b) above.

4.2	Non-Competition

The Executive shall not, without the prior written consent of the Company during the term of this Agreement and, in respect of clauses (b) through (e) below, during the 12 month period immediately following the termination of this Agreement (the “Restricted Period”), within North America (the “Prohibited Area”):

(a)	undertake to perform on behalf of any other entity any service that would conflict with the performance of the Services under this Agreement;

(b)

directly or indirectly become hired by, engaged in, or financially interested in ten percent or more of, any entity that carries on the development or commercialization of of IL-2, IL-4 and IL-13 cytokines, their mutants and fusions for the treatment of human diseases or other such business as the Company is involved at such time (collectively the “Prohibited Businesses”), provided that if prior to the completion of the Restricted Period the Company ceases to hold any license or option to license intellectual property rights relating to any of the Prohibited Businesses, the Prohibited Business shall exclude the intellectual property in which the Company no longer holds an interest;

(c)

divert or attempt to divert any business of, partners or any collaborators of, the Company or of any of its subsidiaries, to any other Prohibited Business, by direct or indirect inducement or otherwise;

(d)

directly or indirectly impair or seek to impair the reputation of the Company, nor any relationships that the Company has with its employees, partners, collaborators, suppliers, agents or other parties with which the Company does business or has contractual relations; or

(e)

directly or indirectly, in any way, solicit, hire or engage the services of any director, officer, employee or consultant of the Company, or persuade or attempt to persuade any such individual to terminate his or her relationship with the Company.

4.3	Confidentiality and Intellectual Property Agreement (“CIPA”)

The parties have entered or will enter into a Confidentiality and Intellectual Property Agreement dated November 30th , 2016 (the “CIPA”). The Executive acknowledges and agrees that her obligations under the CIPA are fundamental terms of her employment with the Company and that any breach of the CIPA by either party shall be deemed to be a breach of this Agreement by such party.

ARTICLE 5  TERMINATION

5.1	The Executive’s Right to Terminate

The Executive may terminate her obligations under this Agreement:

(a)	at any time upon providing at least one months’ notice in writing to the Company; or

(b)

upon a material breach or default of any term of this Agreement by the Company if such material breach or default has not been remedied within 60 days after written notice of the material breach or default has been delivered by the Executive to the Company;

(c)	at any time within 180 days of the date on which there is a Change of Control.

5.2	Company’s Right to Terminate

The Company may terminate the Executive’s employment under this Agreement at any time upon the occurrence of any of the following events:

(a)	the Executive acting unlawfully, dishonestly, or otherwise in bad faith with respect to the business of the Company to the extent that it has a material and adverse effect on the Company;

(b)	the conviction of the Executive of an indictable offence under the Criminal Code (Canada);

(c)	an event of a substance abuse by the Executive, which the Company, acting reasonably and responsibly, determines to be incompatible with the Executive’s continued employment by the Company;

(d)

an event of sexual harassment or similar reprehensible conduct, which the Company, acting reasonably and responsibly, determines to be incompatible with the Executive’s continued employment by the Company

(e)

a material breach or default of any term of this Agreement by the Executive if such material breach or default has not been remedied within 60 days after written notice of the material breach or default has been delivered by the Company to the Executive;

(f)

the Executive dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 days calculated on a cumulative basis over any two-year period during the term of this Agreement; or

(g)	immediately upon provision of written notice to the Executive.

5.3	Severance Payment

In the event of the termination of the Executive’s employment by the Executive pursuant to section 5.1(b), 5.1(c) of this Agreement, or by the Company pursuant to section 5.2(g) or otherwise in breach of this Agreement, then:

(a)	the Company shall pay to the Executive within ten days of such termination:

(i)

an amount equal to one quarter of the current Annual Base Salary during the first year plus one quarter of the current Annual Base Salary during the second year, plus one month of the current Annual Base Salary for each additional year the Executive has been employed by the Company up to a maximum of one times the Executive’s current Annual Base Salary; and

(ii)	the amount of any bonus approved, but not yet paid as of the date of termination of the Executive’s employment; and

(iii)	all expenses incurred by the Executive up to the effective date of termination pursuant to section 3.10 and not previously reimbursed.

5.4	Compensation Otherwise Due to the Executive on Termination

In the event of any termination of the Executive’s employment, the Company shall pay to the Executive, in addition to any amounts that may be payable under section 5.3 of this Agreement, the full amount of compensation accrued pursuant to section 3.1 of this Agreement as of the date of termination, the amount of any bonus approved but not yet paid as of the date of termination, vacation pay accrued under section 3.6 of this Agreement, and all expenses incurred by the Executive up to the effective date of termination and not previously reimbursed.

5.5	Remedies

The right of the Company to terminate the Executive’s employment under section 5.2(a), 5.2(b), 5.2(c), 5.2(d), 5.2(e) or 5.2(f) hereof and the right of the Executive to terminate her employment under section 5.1(b) hereof are in addition to and not in derogation of any other remedies which may be available to the Company or the Executive at law or in equity.

5.6	Delivery Of Records

Upon the termination of the employment of the Executive by the Company, the Executive will deliver to the Company all books, records, lists, brochures, documents in hardcopy and electronic formats and other equipment, property or intellectual property rights belonging to the Company or developed in connection with the business of the Company, and will execute such transfer documentation as is necessary to transfer such property or intellectual property rights to the Company.

ARTICLE 6  GENERAL

6.1	Right To Use Executive’s Name And Likeness

During the term of this Agreement, the Executive hereby grants to the Company the right to use the Executive’s name, likeness and/or biography in connection with the services performed by the Executive under this Agreement and in connection with the advertising or exploitation of any project with respect to which the Executive performs services for the Company.

6.2	Legal Advice

The Executive hereby represents, warrants and acknowledges to the Company that she has had the opportunity to seek and was not prevented nor discouraged by the Company from seeking independent legal advice prior to the execution and delivery of this Agreement and that, in the event that she did not avail herself of that opportunity prior to signing this Agreement, she did so voluntarily without any undue pressure by the Company or otherwise, and agree that her failure to obtain independent legal advice shall not be used by her as a defense to the enforcement of her obligations under this Agreement.

6.3	Waiver

No consent or waiver, express or implied, by any party to this Agreement of any breach or default by any other party in the performance of its obligations under this Agreement or of any of the terms, covenants or conditions of this Agreement shall be deemed or construed to be a consent or waiver of any subsequent or continuing breach or default in such party’s performance or in the terms, covenants and conditions of this Agreement. The failure of any party to this Agreement to assert any claim in a timely fashion for any of its rights or remedies under this Agreement shall not be construed as a waiver of any such claim and shall not serve to modify, alter or restrict any such party’s right to assert such claim at any time thereafter.

6.4	Notices

Any notice relating to this Agreement or required or permitted to be given in accordance with this Agreement shall be in writing and shall be delivered personally or by reputable overnight courier prepaid to the address of the parties set out on the first page of this Agreement. Any notice shall be deemed to have been received when delivered, and if delivered on a Saturday, Sunday or a holiday, then such notice shall be deemed to have been received on the next day that is not a Saturday, Sunday or a holiday.

6.5	Change of Address

Each party to this Agreement may change its address for the purpose of section 6.4 by giving written notice of such change in the manner provided for in such section.

6.6	Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the province of Ontario and the federal laws of Canada applicable therein, which shall be deemed to be the proper law hereof. The parties hereto hereby submit to the non-exclusive jurisdiction of the courts of Ontario. All obligations of the parties under this Agreement are subject to receipt of all necessary approvals of the applicable securities regulatory authorities.

6.7	Severability

If any provision of this Agreement for any reason be declared invalid, such declaration shall not affect the validity of any remaining portion of the Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties that they would have executed the remaining portions of this Agreement without including therein any such part, parts or portion which may, for any reason, be hereafter declared invalid.

6.8	Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto and there are no representations or warranties, express or implied, statutory or otherwise other than set forth in this Agreement or the documents referenced herein and there are no agreements collateral hereto other than as are expressly set forth or referred to herein. This Agreement supersedes and replaces all previous employment agreements between the parties and amendments thereto. This Agreement cannot be amended or supplemented except by a written agreement executed by all parties hereto.

6.9	Arbitration

In the event of any dispute arising with respect to any matter relating to this Agreement, the matter in dispute shall be referred to a single arbitrator under the Commercial Arbitration Act (Ontario).

6.10	Non-Assignability

This Agreement shall not be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement.

6.11	Burden And Benefit

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

6.12	Time

Time is of the essence of this Agreement.

6.13	Survival

ARTICLE 4, sections 5.3, 5.4, 5.5 and 5.6 survive termination of this Agreement and the employment of the Executive hereunder.

6.14	Counterparts and Facsimile

This Agreement may be executed in counterparts and/or electronically, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the date set out on the first page.

MEDICENNA THERAPEUTICS INC.

Per:
/s/ Fahar Merchant	/s/ Elizabeth Williams
FAHAR MERCHANT, PhD	ELIZABETH WILLIAMS
President and CEO